Exhibit 99.12

PRESS RELEASE

Clarification:

The Grandpuits Conversion into a Zero-Crude Platform

continues and TotalEnergies will meet all its commitments

Paris, March 31, 2025 – The ongoing conversion of the Grandpuits refinery is entering a key phase. Over 1,200 people are working on the project, which includes the launch of an advanced plastics recycling unit, the first in France to use this particular technology, and the construction of a biorefinery for the production of Sustainable Aviation Fuels (SAF). Once completed, this vast project will be the Company’s first zero-crude platform.

The complex construction operation, for which as much of the site's equipment as possible is reused, requires the mobilization and expertise of all the employees who know the Grandpuits site. Some projects due to arrive in the second phase — biogas and mechanical recycling — have been suspended and the employees who were to join them are assigned, with their agreement, to the success of the first two major projects. In line with its plans at the outset of the project in 2020, TotalEnergies confirms that 250 jobs will be maintained at Grandpuits following the conversion.

Within a few months, Grandpuits will be able to produce 10,000 tons a year of pyrolysis oil from recycled plastic, and from the beginning of 2026, up to 230,000 tons a year of Sustainable Aviation Fuel.

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About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas, biogas and low-carbon hydrogen, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

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